Exhibit 99.3

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PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

PROPOSED CHANGE OF AUDITORS

This announcement is made by PetroChina Company Limited (the “Company”) pursuant to Rule 13.51(4) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Company is a subsidiary of China National Petroleum Corporation, which is a state-owned enterprise under the control of the State-owned Assets Supervision and Administration Commission (the “SASAC”) of the State Council. According to the relevant regulations issued by the Ministry of Finance of the People’s Republic of China and the SASAC, there are restrictions in respect of the number of years of audit services that an accounting firm can continuously provide to a state-owned enterprise and its subsidiaries (the “SASAC Rotation Requirements”). PricewaterhouseCoopers Zhong Tian CPAs Limited Company (“PwC Zhong Tian”) and PricewaterhouseCoopers (“PwC”) will retire as the domestic and international auditors of the Company with effect from the close of the forthcoming 2012 annual general meeting of the Company and will not offer themselves for re-appointment due to the SASAC Rotation Requirements. The supervisory board of the Company (the “Supervisory Board”), as proposed by the audit committee of the Company (the “Audit Committee”), resolved to appoint KPMG Huazhen and KPMG as the Company’s domestic and international auditors respectively for the year 2013.

PwC Zhong Tian and PwC have confirmed in writing that there are no matters in relation to their retirement which should be brought to the attention of the shareholders of the Company. The board of directors of the Company (the “Board”) is not aware of any matters in relation to the proposed change of auditors that need to be brought to the attention of the shareholders of the Company. The Supervisory Board and the Audit Committee have also confirmed that there are no disagreements or outstanding matters between the Company and PwC Zhong Tian and PwC.

The Company believes that the proposed change of auditors will not affect the publication of the annual report of the Company for the year ended 31 December 2012.

The proposed change of auditors is subject to the approval of shareholders of the Company at the forthcoming 2012 annual general meeting of the Company. A circular containing, among other things, the proposed change of auditors, together with the notice of annual general meeting will be dispatched to the shareholders of the Company as soon as practicable.

The Board would like to extend its sincere gratitude to PwC Zhong Tian and PwC for their quality services provided to the Company in previous years.

By order of the Board
PetroChina Company Limited
Li Hualin
Secretary to the Board

Beijing, the PRC

21 March 2013

As at the date of this announcement, the board of directors of the Company comprises Mr Zhou Jiping as the Vice Chairman and executive director (performing the duties and powers of the chairman of the Board); Mr Liao Yongyuan and Mr Ran Xinquan as executive directors; Mr Li Xinhua, Mr Wang Guoliang, Mr Wang Dongjin and Mr Yu Baocai as non-executive directors; and Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu, Mr Cui Junhui and Mr Chen Zhiwu as independent non-executive directors.